UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

258114 305
(CUSIP Number)

Pure Gas Partners II, L.P.
22610 US Highway 281 North, Suite 281
San Antonio, TX 78258
Tel: 210-226-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and
Communications)

February 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 258114 305

Names of Reporting Persons: Pure Gas Partners II, L.P.


2. Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)
[_]
(b)
[_]

NOT APPLICABLE


3. SEC Use Only:

4. Source of Funds (See Instruction):
OO (Other) Acquired in exchange for assets in a merger of subsidiaries


5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
Not applicable


6. Citizenship or Place of Organization:    Texas


Number of Shares Beneficially Owned by Each Reporting
Person With:


7. Sole Voting Power:
0 SHARES


8. Shared Voting Power:
NOT APPLICABLE


9. Sole Dispositive Power:
0 SHARES

10. Shared Dispositive Power:
NOT APPLICABLE

11. Aggregate Amount Beneficially Owned by Each
Reporting Person:
0 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions):
NOT APPLICABLE


13. Percent of Class Represented by Amount in Row (11):
0%


14. Type of Reporting Person (See Instructions):
PN (Partnership)


This Schedule 13D/A (Amendment No. 2) is being filed by
Pure Gas Partners II, L.P. (the "Reporting Person") to amend the
Schedule 13D of the Reporting Person dated January 12, 2011
(the "Original Schedule 13D') originally filed with the Securities and Exchange Commission on January 12, 2011.

This Schedule 13D/A is filed to report a material change in the beneficial ownership of the Reporting Person. The Reporting Person has distributed all shares of Cross Border Resources, Inc. (the "Company") it held following the Merger described in the Original Schedule 13D.

The Reporting Person distributed its shares pro-rata to its limited partners. Accordingly, the Reporting Person holds no shares of the Company.


CUSIP No. 258114 305




ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) Aggregate Beneficial Ownership:

The Reporting Person beneficially owns the following securities of the Company:

Title of Security
Amount
Percentage of Shares of Common Stock

---------------------------------
----------------
------------------------------------

Common Stock
0
0%

---------------------------------
----------------
-----------------------------------



(c) Transactions Effected During the Past 60 Days:


On January 3, 2011, the Reporting Person acquired the Shares that are the subject of the Schedule pursuant to the Merger more particularly described in the Original Schedule 13D, filed January 12, 2011.

The Reporting Person distributed all of its shares of the Company to its limited partners pro-rata.



(e) Date Ceased to be the Beneficial Owner of More Than
Five Percent:

February 9, 2011.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2011
Date

/s/ Jim Swink, Jr.
Signature

Jim Swink, Jr., Managing Director, on behalf of Pure Gas
Partners II, L.P.
Name/Title